Tony Hudson • You
Franchise Hiring Consultant | Veteran Coffee Products Provider | Sales ...
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GET IN EARLY!

I have some great news — Royal Caridea is gauging interest in our Community Round on the investment platform Wefunder. As of a few minutes ago... we have started to accept reservations for our raise for Royal Caridea!

What this means is we are looking to welcome our loyal customers and biggest supporters as investors in the company.

Check out this opportunity by visiting our campaign.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#opportunity #investment #crowdfunding #money #aquaculture #shrimp #shrimpfarming



Royal Caridea | Transform the shrimp production industry while addressing unmet market needs

wefunder.com • 6 min read

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